UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

LABOR READY INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

505401208

(CUSIP Number)

Rule 13d-2(b)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 505401208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William C. Newton Gloria A. Newton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Husband/Wife

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power W. Newton = 1,223,000

	6.	Shared Voting Power W. Newton = 648,010 G. Newton = 648,010

	7.	Sole Dispositive Power W. Newton = 1,223,000

	8.	Shared Dispositive Power W. Newton =648,010 G. Newton =648,010

9.	Aggregate Amount Beneficially Owned by Each Reporting Person W. Newton = 1,871,010 (1) G. Newton = 1,871,010 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) W. Newton = 4.62%(1)(2) G. Newton = 4.62%(1)(2)

12.	Type of Reporting Person (See Instructions) W. Newton = IN G. Newton = IN

(1)	Amount and percentage reported represents the aggregate amount beneficially owned jointly by W. Newton and G. Newton, husband and wife

(2)

This amendment reflects beneficial ownership of less than five percent (5%) and, therefore, pursuant to Rule 13d-2(b) of the Securities Exchange Act of 1934, as amended, no additional filings are required or will be made.

Item 1.
	(a)	Name of Issuer Labor Ready, Inc.
	(b)	Address of Issuer's Principal Executive Offices 1015 A Street, Tacoma, Washington 98402

Item 2.
	(a)	Name of Person Filing William C. Newton, Gloria A. Newton
	(b)	Address of Principal Business Office or, if none, Residence c/o NOTWEN Corporation 660 East Broadway Jackson Hole, Wyoming 83001
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, No Par Value
	(e)	CUSIP Number 505401208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: W. Newton = 1,871,010* G. Newton = 1,871,010* * Amount reported represents the aggregate amount beneficially owned jointly by W. Newton and G. Newton, husband and wife.
(b)

Percent of class:

W. Newton = 4.62%   G. Newton = 4.62%

* Percentage reported represents the aggregate percentage beneficially owned jointly by W. Newton and G. Newton, husband and wife. This amendment reflects beneficial ownership of less than five percent (5%) and, therefore, pursuant to Rule 13d-2(b) of the Securities Exchange Act of 1934, as amended, no additional filings are required are required or will be made.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote W. Newton = 1,223,000
(ii) Shared power to vote or to direct the vote W. Newton = 648,010 G. Newton =648,010
(iii) Sole power to dispose or to direct the disposition of W. Newton = 1,223,000
(iv) Shared power to dispose or to direct the disposition of W Newton = 648,010 G. Newton = 648,010

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

  (a) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired are are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13 , 2004
Date
/s/ William C. Newton
Signature
William C. Newton
Name/Title

/s/ Gloria A. Newton
Signature
Gloria A. Newton
Name/Title